FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                        For the month of     August, 2006
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                            PROGEN INDUSTRIES LIMITED
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                 (Translation of registrant's name into English)

                16 BENSON ST, TOOWONG.  QUEENSLAND 4066, AUSTRALIA
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                    (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F  X  Form 40-F
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     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No  X
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     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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     Attached as Exhibit 99.1 is a copy of the Company's announcement - Progen Preliminary Final Report June 30, 2006, dated August 31, 2006.

     Attached as Exhibit 99.2 is a copy of the Company's announcement - Progen Financial Year Ends With A Positive Outlook For 2007, dated August 31, 2006.


                                   SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Progen Industries Limited

                                       /s/ Linton Burns


Date: August 31, 2006                  By:  Linton Burns, Company Secretary

                                  EXHIBIT INDEX

Exhibit Number                                  Description
--------------                                  -----------
Exhibit 99.1    Copy of the Company's announcement -  Progen Preliminary Final Report  June 30,
                2006, dated August 31, 2006.

Exhibit 99.2    Copy of the Company's announcement - Progen Financial Year Ends With A Positive
                Outlook For 2007, dated August 31, 2006.